

April 26, 2012

Mr. Brandon Pedersen
Chief Financial Officer
Alaska Air Group, Inc.
19300 International Boulevard
Seattle, Washington 98188

> **Re: Alaska Air Group, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 001-08597**

Dear Mr. Pedersen:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted Non-GAAP Results and Per Share Amounts, page 27

1. In future filings, please revise the title of this non-GAAP financial measure at the bottom of your table on page 28 "Net income and diluted EPS, excluding noted items." This title is too similar to the GAAP terminology. Refer to the guidance in Item 10(e)(1)(ii)(e) of Regulation S-K. In the alternative, eliminate the presentation of such calculation and discuss only the impact the noted items had on net income and diluted EPS.

Liquidity and Capital Resources, page 39

2. We note from your disclosure on page 40 that 31 of your aircraft are unencumbered, and from your disclosure in Note 6 that all of your borrowings are secured by aircraft. Please revise your discussion of outstanding debt here and in Note 6 to discuss the specific covenants to which you are obligated. To the extent that these covenants contain aircraft loan to fair market value requirements, please so state and quantify, to the extent practicable, the percentage by which fair market value exceeds the aircraft loan amounts as of the most recent balance sheet date.   Include a draft of your intended disclosure with your response.

Consolidated Statements of Operations, page 50

3. Reference is made to the second paragraph in your Revenue Recognition accounting policy in note 1 on page 56.   We note that Passenger Revenues includes reservation fees, ticket change fees and baggage service fees.   It is unclear to us (i) why you classify these types of ancillary fee revenues as part of Passenger Revenues; and (ii) the distinction you made in presenting a different classification for other ancillary revenues (e.g. on-board food and beverage sales, commission income on sale of miles, etc.) as "Other-net" revenues in your Consolidated Statement of Operations.   It appears the fees noted above are distinct charges for additional services separate from the air transportation transaction.   Also, other airlines in the industry may classify these ancillary service revenues outside of passenger revenues in a separate "Other" operating revenue category.

   Please re-evaluate your classification of these ancillary revenues and consider whether separately classifying them within an "Other" operating revenue category may be more appropriate.   We believe that the classification of revenues is very important and meaningful, as it impacts your operating statistics that enables an investor to analyze and compare operating performance measures among different airline companies.   In this regard, the Yield and Passenger Revenues per ASM operating statistics data, as presented in Selected Financial and Operating Data (Item 6) and MD&A – Operating Statistics Summary (Item 7), is specifically impacted by the classification of revenues.   Please advise and revise, as appropriate.

Note 1 – General and Summary of Significant Accounting Policies

Revenue Recognition, page 56

4. We note from your presentation on the face of your balance sheet that your air traffic liability was $489.4 million as of December 31, 2011. Per your disclosure here, this account represents tickets sold but not yet used until travel or date of expiration. Please expand your disclosure either here or in your discussion of current liabilities in Note 12 on page 73 to indicate the proportion of this account attributable to tickets sold but not yet used which are prior to the original date of travel and amounts attributable to travel credits. Further, please provide your policy as to the expiration of travel credits.

Brandon Pedersen
Alaska Air Group, Inc.
April 26, 2012
Page 3

Note 7 – Income Taxes, page 63

5. We note that a substantive amount of your income tax expense in each of the last three fiscal years represent deferred tax expense. As a result, during this three year period, you did not materially incur either current income tax expense or cash amounts paid for income taxes (as reflected in the Supplemental disclosure in the Consolidated Statement of Cash Flows). We assume this may have occurred primarily because of the accelerated depreciation methods used for income tax purposes that has generated an approximate $800 million deferred tax liability for the excess of tax over book depreciation, as reflected in the table of deferred tax (assets) and liabilities.

    In view of this highly material deferred tax liability, please expand the notes to specifically discuss the difference between your tax and book reporting for depreciation and the periods you expect this deferred tax liability to reverse and require a significant increase in your current income tax expense as well as a cash outlay of current taxes payable.

6. In addition, in your MD&A analysis of cash flows and liquidity, please inform readers as to the reasonable likeliness of an exposure to a material future cash requirement associated with this known event. Please refer to the guidance in Item 303(a)(1) of Regulation S-K and Section 501.13 in the Codification of Financial Reporting Releases. Please revise accordingly.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Amy Geddes at 202-551-3304 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact or me at 202-551-3211 with any other questions.

              Sincerely,

              /s/ David R. Humphrey

              David R. Humphrey
              Branch Chief